Vela Motor Company

Making the world a better place one engine at a time.

William Marsh CEO - Salt Lake City UT



Problem/Opportunity

- We have been using the same basic internal combustion engine (ICE) design for over 100 years

- ICE manufacturers are under tremendous pressure to improve fuel efficiency from both governmental laws and agencies. Consumers are also demanding lower emissions

- In the ICE, the explosion that gives the engine its power happens before the piston is in the top dead center position. It is done that way to compress the air/fuel mix to the maximum. As you can see from the image on the right when the explosion happens the piston, rod and crankshaft are all in line which causes a significant amount of energy to be transferred directly into the metal components instead of moving the vehicle

- Because the nature of the current design is inefficient and outdated it causes unnecessary heat and stress on the engine components

- ICE companies have looked at other areas to increase efficiency with little improvements here and there such as direct fuel injection, higher compression rates, computer timing, etc. All of these options have proven a significant increase in the cost



Solution

- Our patented design allows the crankshaft to rotate to where the energy from the explosion is best utilized keeping the piston in optimal compressed position

- Utilizing the energy from the explosion is the key to efficiency which we take full advantage of saving fuel while delivering the same power as current ICE's

- All ICE manufactures can use our improved design from the smallest to the largest engines solving the problem of efficiency to get consumers and governments off of their backs

- The cost to the manufacturer is minimal



Design Prototype

In a conventional ICE the fuel/air mixture is ignited right before top dead center even before maximum compression losing valuable energy as the fuel/air mixture ignites. About 80% of the energy from the fuel is lost.


Explosion

In the Vela ICE the fuel/air mixture is in its full compressed position after top dead center when the fuel/air mixture ignites allowing for full use of the energy produced in the explosion requiring less fuel.


Explosion
The connecting rod extends for maximum piston compression
Crankshaft is in optimal position to recieve the Energy from the Explosion

Underlying Magic

- We have issued patents protecting our design idea in most countries.

- ICE manufactures license the patented design to use in their particular applications

- There are approximately 250M internal combustion engines produced every year throughout the world including cars, motorcycles, generators, lawn mowers, commercial vehicles and many more.

- There are basically 20-25 major manufactures in the world owning most of the brands that we are all familiar with.



Business Model - Non exclusive Licensing Fees

We charge a small licensing fee for every ICE that is produced by the manufacturer. Here are a few examples:

- Small Engines (lawn mowers, chain saw, generator etc.): $10 per engine
- Motorcycles: $25 per engine
- Autos: $50 per engine
- High-end and commercial autos: $100 per engine



Marketing Plan





- We have between 20-25 main manufactures and then 100's of smaller manufacturers world wide

- Once we have the testing complete we will call a press conference along with targeted press releases to quickly tell the world what we have discovered.

- Direct marketing/sales

- The reality is once we are in any of the major manufacturers they will all be interested in us. Why because they are desperately looking for what we are offering and if they don't they run the risk of being left behind.





Competition

- There isn't any direct competition as no one can duplicate what we are offering until our utility patent expires

- There is indirect competition through minor improvements such as timing schemes or radical engine changes like rotary piston.

- There only other option would be to choose to do nothing which really isn't an option with all of the pressure they have from government and customers to improve fuel efficiency



Timeline

Step 1
Complete 2/1/18

- Patent Idea (done)
- Create Prototype (done)
- Seek Investment (in process)

Step 2
Complete 6/1/18

- Test Prototype and document success (in process)
- Work through any issues and retest
- Press conference, press releases and technical articles

Step 3
Complete 7/1/18

- Take documentation and testing results to our first small engine manufacturer
- Build out a Fiat to finish licensing agreement with them
- License design to additional small engine and motorcycle manufacturers